Exhibit 99.3

BIOTIE THERAPIES CORP. STOCK EXCHANGE RELEASE June 12, 2015 at 10.15 p.m.

Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (the “Company” or “Biotie”) has today received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Seth Klarman on behalf of himself, SAK Corporation and The Baupost Group, L.L.C concerning an arrangement that, if realized, would result in the below described changes in share ownership.

The Company previously announced on April 24, 2015 that it had received a notification regarding possible changes in holdings from Seth Klarman on behalf of himself and the above mentioned entities. According to the previous notification, should the convertible promissory notes (the “Convertible Notes”) and other equity-based instruments (the “Warrants”) pursuant to the subscription agreement entered into between Biotie and certain investors be issued to certain entities controlled by Seth Klarman, their conversion and exercise in full would have resulted in a combined holding of shares and votes that would exceed 5 per cent.

According to the notification received today by the Company, Seth Klarman is the sole owner of SAK Corporation, the manager and controlling entity of The Baupost Group, L.L.C., which is the managing general partner of (i) Baupost Limited Partnership 1983 A-1 (being the parent entity of Baupost Private Investments A-1, L.L.C), (ii) Baupost Limited Partnership 1983 B-1 (being the parent entity of Baupost Private Investments B-1, L.L.C.), (iii) Baupost Limited Partnership 1983 C-1 (being the parent entity of Baupost Private Investments C-1, L.L.C), (iv) Baupost Value Partners, L.P.-II (being the parent entity of Baupost Private Investments BVII-1, L.L.C), (v) HB Institutional Limited Partnership (being the parent entity of Baupost Private Investments H-1, L.L.C.), (vi) PB Institutional Limited Partnership (being the parent entity of Baupost Private Investments P-1, L.L.C.), (vii) YB Institutional Limited Partnership (being the parent entity of Baupost Private Investments Y-1, L.L.C.), (viii) Baupost Value Partners, L.P.-I (being the parent entity of Baupost Private Investments BVI-1, L.L.C), (ix) Baupost Value Partners, L.P.-III (being the parent entity of Baupost Private Investments BVIII-1, L.L.C.) and (x) Baupost Value Partners, L.P.-IV (being the parent entity of Baupost Private Investments BVIV-1, L.L.C).

According to the notification, the entities under Seth Klarman’s control have on June 11, 2015 (i) received confirmation on subscriptions of American Depositary Shares (“ADSs”) in the Company’s U.S. public offering (the “U.S. Offering”), representing in total 66,000,000 shares in the Company, and (ii) purchased in public trading ADSs representing in total 3,149,040 shares in the Company.

According to the notification, the entities listed in the annex below would hold (in the form of ordinary shares or ADSs) in aggregate 130,260,152 shares in the Company, which would represent 11.59 per cent of all shares and votes in the Company, assuming the completion of the U.S. Offering, the full conversion of the Convertible Notes and the full exercise of the Warrants.

According to the notification, the total number of shares and votes used in the preceding calculations is 1,123,548,282, which has been calculated as (a) the current total number of shares and votes as published by the Company in accordance with Chapter 8, Section 6 of the Finnish Securities Markets Act, added with (b) the total number of shares and votes following full conversion of the Convertible Notes, (c) the total number of shares and votes following full conversion of the Warrants and (d) the total number of shares and votes following the issuance of the shares represented by the ADSs issued in the Company's U.S. Offering, assuming no other new shares are issued by the Company. The total number of shares and votes used does not take into account the over-allotment option for the underwriters in the U.S. Offering.

On the date of this release, the number of shares in the Company amounts to 455,968,174, of which 2,605,691 shares are held by the Company and its subsidiaries.

In Turku, June 12, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

David Cook, CFO
Tel. +358 2 2748 900, e-mail: david.cook@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com

ANNEX: INDIRECT HOLDINGS OF SHARES AND VOTING RIGHTS

Name of shareholder and reason for indirect holding (e.g. controlled undertaking or transfer of voting rights)	Shares		Voting rights
	Number	%	Number	%
Baupost Private Investments A-1, L.L.C. (indirectly controlled by Seth Klarman)	12,868,498	1.15	12,868,498	1.15
Baupost Private Investments B-1, L.L.C. (indirectly controlled by Seth Klarman)	5,090,484	0.45	5,090,484	0.45
Baupost Private Investments C-1, L.L.C. (indirectly controlled by Seth Klarman)	29,087,472	2.59	29,087,472	2.59
Baupost Private Investments H-1, L.L.C. (indirectly controlled by Seth Klarman)	9,207,276	0.82	9,207,276	0.82
Baupost Private Investments P-1, L.L.C. (indirectly controlled by Seth Klarman)	4,728,654	0.42	4,728,654	0.42
Baupost Private Investments Y-1, L.L.C. (indirectly controlled by Seth Klarman)	3,337,644	0.30	3,337,644	0.30
Baupost Private Investments BVI-1, L.L.C. (indirectly controlled by Seth Klarman)	8,115,382	0.72	8,115,382	0.72
Baupost Private Investments BVII-1, L.L.C. (indirectly controlled by Seth Klarman)	10,171,898	0.91	10,171,898	0.91
Baupost Private Investments BVIII-1, L.L.C. (indirectly controlled by Seth Klarman)	4,049,916	0.36	4,049,916	0.36
Baupost Private Investments BVIV-1, L.L.C. (indirectly controlled by Seth Klarman)	43,602,928	3.88	43,602,928	3.88
TOTAL	130,260,152	11.59	130,260,152	11.59